UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of
The Securities Exchange Act of 1934

(Date of Report (date of earliest event reported)): October 28, 2011

National Bancshares Corporation

(Exact name of registrant specified in its charter)

Ohio	0-14773	34-1518564
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

112 West Market Street, Orrville, Ohio	44667
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code (330) 682-1010

[Not Applicable]

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c)

Item 2.02 Results of Operations and Financial Condition

PRESS RELEASE: On October 28, 2011, National Bancshares Corporation issued a press release containing financial information and accompanying discussion for the quarter ended September 30, 2011. A copy of the press release is attached to the Current Report as Exhibit 99.1 and is incorporated into this report by reference.

The information in this Form 8-K and in Exhibit 99.1 attached hereto shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act") or otherwise subject to the liability of that Section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such a filing.

ITEM 9.01 Financial Statements and Exhibits

(c) Exhibits

Exhibit 99.1 National Bancshares Corporation press release dated October 28, 2011 containing financial information and accompanying discussion for the quarter ended September 30, 2011.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

National Bancshares Corporation

Date: October 28, 2011

/s/ David C. Vernon
David C. Vernon
President and Chief Executive Officer

/s/ James R. VanSickle
James R. VanSickle
Senior Vice President and
Chief Financial Officer

PRESS RELEASE Exhibit 99.1

Company: National Bancshares Corporation
 OTC Bulletin Board - NBOH
Contact: David C. Vernon, President and CEO
Address: 112 West Market Street
 Orrville, Ohio 44667
Phone: 330-682-1010
Fax: 330-682-4644

For Immediate Release: October 28, 2011

National Bancshares Corporation Announces Third Quarter Earnings

Orrville, Ohio -- National Bancshares Corporation, the holding company for First National Bank, reported net income of $762,000 for the quarter ended September 30, 2011, an increase of 29.4% from $589,000 for the previous quarter. Earnings per share were $0.34 and $0.27 for the quarters ended September 30 and June 30, 2011, respectively.

Third Quarter 2011 Business Highlights:

- Net income for the quarter increased 29.4% to $762,000 from $589,000 in the quarter ended June 30, 2011. Net income was $487,000 for the first quarter of 2011.

- Net interest income increased $69,000, or 2.0% compared to the quarter ended June 30, 2011.

- Loans, net of allowance for loan losses increased $16.4 million or 8.6% from $190.7 million as of December 31, 2010 to $207.1 million at the end of the third quarter.

- Total deposits increased $31.2 million or 10.1% from $309.1 million as of December 31, 2010 to $340.3 million as of September 30, 2011.

Year-to-Date 2011 Highlights:

Net income for the first nine months of 2011 increased 39.6% to $1,838,000 from $1,317,000 for the same period in 2010. Earnings per share were $0.83 and $0.60 for the nine months ended September 30, 2011 and 2010, respectively. Net income was positively impacted by an increase in net interest income and a decrease in the provision for loan losses partially offset by a decrease in noninterest income and an increase in noninterest expense.

Interest expense for the first nine months of 2011 decreased $883,000 or 35.8%, to $1,581,000 from $2,464,000 for the same period in 2010. The Bank's deposits and short-term borrowings have been affected by the falling interest rate environment. Most of the

growth in interest-bearing liabilities occurred in interest-bearing demand deposit accounts. The cost of interest-bearing demand deposits is relatively low compared to other interest-bearing liabilities.

The provision for loan losses decreased $903,000 from $1,350,000 for the three quarters ended September 30, 2010 to $447,000 for the same period in 2011.

Noninterest expense for the first nine months of 2011 was $9,450,000, an increase of 6.4% from $8,878,000 for the same period in 2010. The change was due primarily to an increase in salaries and benefit expense, data processing expense and occupancy expense.

September 30, 2011 Financial Condition:

Total assets increased 8.8% to $407.1 million at the end of the third quarter from $374.1 million at December 31, 2010. Securities available for sale totaled $144.0 million compared to $138.0 million at December 31, 2010. Loans, net of allowance for loan losses increased $16.4 million to $207.1 million compared to $190.7 million at December 31, 2010. Deposits increased 10.1% to $340.3 million compared to $309.1 million at December 31, 2010. Shareholders' equity increased $3,234,000 or 8.3% from the end of 2010. Accumulated other comprehensive income, which is the unrealized gain on securities classified as available for sale, net of tax, increased to $3.7 million compared to $1.9 million as of year-end 2010.

The allowance for loan losses increased from $2,585,000 as of December 31, 2010 to $3,034,000 or from 1.34% of total loans at year-end 2010 to 1.44% at September 30, 2011. The provision for loan losses for the first nine months of 2011 was $447,000, compared to $1,350,000 for the same period in 2010. Total nonperforming loans decreased to $4.1 million at September 30, 2011 compared to $4.9 million as of year-end 2010. Non-performing loans consist of loans placed on non-accrual status and loans past due over 90 days and still accruing interest. Loans past due 30 through 89 days and still accruing, decreased from $1.3 million at the end of 2010 to $1.0 million as of September 30, 2011. Adversely classified loans, including special mention, doubtful and substandard, decreased from $12.5 million at year-end 2010 to $10.7 million at September 30, 2011. Management believes the allowance for loan losses is adequate as of September 30, 2011.

National Bancshares Corporation's subsidiary, First National Bank, is headquartered in Orrville, Ohio with fourteen full service offices located in Orrville, Massillon, Wooster, Apple Creek, Dalton, Fairlawn, Kidron, Lodi, Mt. Eaton, Seville and Smithville and a loan production office in Salem, Ohio.

Forward-Looking Statements -- This press release contains forward-looking statements as referenced in the Private Securities Litigation Reform Act of 1995. Forward-looking statements are subject to many risks and uncertainties. Actual results could differ materially from those indicated by the forward-looking statements. These include factors such as changes in the regulatory environment, changes in business conditions and inflation, risks associated with credit quality and other factors discussed in the Company's

filings with the U.S. Securities and Exchange Commission, including its Annual Report on Form 10-K for the year ended December 31, 2010. The Company assumes no obligation to update any forward-looking statement.

Selected Consolidated Financial Data (Unaudited)

Balance Sheet Data: (dollars in thousands)	Sep 30, 2011	Jun 30, 2011	Mar 31, 2011	Dec 31, 2010	Sep 30 2010
Cash and cash equivalents	$29,071	$31,694	$21,285	$12,837	$21,805
Securities available for sale	144,008	135,926	133,049	138,033	131,799
Loans, net	207,096	203,255	193,610	190,685	195,004
Deposits	340,319	336,528	316,568	309,134	309,296
Repurchase agreements	10,071	8,782	7,658	7,747	6,551
Federal Home Loan Bank advances	9,000	9,000	12,000	15,000	25,000
Shareholders' equity	42,215	40,707	39,719	38,981	40,585
Total assets	407,059	398,787	379,025	374,096	385,108

Income Statement Data: (dollars in thousands except per share data)	Nine months ended		
	Sep 30, 2011	Sep 30, 2010	Change
Interest income	$11,487	$11,797	(2.6) %
Interest expense	1,581	2,464	(35.8) %
Net interest income	9,906	9,333	6.1 %
Provision for loan losses	447	1,350	(66.9) %
Net interest income after provision for loan losses	9,459	7,983	18.5 %
Noninterest income	2,170	2,446	(11.3) %
Noninterest expense:			
Salaries and employee benefits	4,470	4,115	8.6 %
Data processing	865	758	14.1 %
Net occupancy	1,113	917	21.4 %
Professional and consulting fees	497	570	(12.8) %
FDIC assessment	302	398	(24.1) %
Other	2,203	2,120	3.9 %
Total noninterest expense	9,450	8,878	6.4 %
Income before income taxes	2,179	1,551	40.5 %
Income taxes	341	234	45.7 %
Net income	$1,838	$1,317	39.6 %
Earnings per share, basic and diluted	$0.83	$0.60	38.3 %
Weighted average shares outstanding	2,210,914	2,205,973	

Income Statement Data: (dollars in thousands except per share data)	Three months ended		
	Sep 30, 2011	Sep 30, 2010	Change
Interest income	$3,920	$3,919	0.0 %
Interest expense	481	799	(39.8) %
Net interest income	3,439	3,120	10.2 %
Provision for loan losses	150	228	(34.2) %
Net interest income after provision for loan losses	3,289	2,892	13.7 %
Noninterest income	817	1,209	(32.4) %
Noninterest expense:			
Salaries and employee benefits	1,521	1,380	10.2 %
Data processing	296	261	13.4 %
Net occupancy	368	319	15.4 %
Professional and consulting fees	171	178	(3.9) %
FDIC assessment	72	132	(45.5) %
Other	728	677	7.5 %
Total noninterest expense	3,156	2,947	7.1 %
Income before income taxes	950	1,154	(17.7) %
Income taxes	188	288	(34.7) %
Net income	$762	$866	(12.0) %
Earnings per share, basic and diluted	$0.34	$0.39	(12.8) %
Weighted average shares outstanding	2,213,269	2,205,973	

Quarterly Earnings Summary (Unaudited)
Previous Eight Quarters:

(dollars in thousands except per share data)	Sep 2011	Jun 2011	Mar 2011	Dec 2010
Interest income	$3,920	$3,892	$3,675	$3,704
Interest expense	481	522	578	755
Net interest income	3,439	3,370	3,097	2,949
Provision for loan losses	150	150	147	879
Net interest income after provision for loan losses	3,289	3,220	2,950	2,070
Noninterest income	817	621	732	744
Noninterest expense	3,156	3,148	3,146	2,969
Income before income taxes	950	693	536	(155)
Income taxes	188	104	49	(163)
Net income	$762	$589	$487	$8
Earnings per share				
Basic and diluted	$0.34	$0.27	$0.22	$0.01
Cash dividends per share	$0.08	$0.08	$0.08	$0.08
Weighted average shares outstanding	2,213,269	2,209,717	2,209,717	2,205,973

	Sep 2010	Jun 2010	Mar 2010	Dec 2009
Interest income	$3,919	$3,920	$3,958	$4,082
Interest expense	799	819	846	932
Net interest income	3,120	3,101	3,112	3,150
Provision for loan losses	228	615	507	902
Net interest income after provision for loan losses	2,892	2,486	2,605	2,248
Noninterest income	1,209	612	625	976
Noninterest expense	2,947	3,002	2,929	2,878
Income before income taxes	1,154	96	301	346
Income taxes	288	(62)	8	31
Net income	$866	$158	$293	$315
Earnings per share				
Basic and diluted	$0.39	$0.07	$0.13	$0.14
Cash dividends per share	$0.08	$0.08	$0.08	$0.08
Weighted average shares outstanding	2,205,973	2,205,973	2,205,973	2,202,721